SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933, 333-164330, 333-164331, 333-170900 and 333-170901.

EZCHIP SEMICONDUCTOR LTD.

6-K Items

1
Condensed Interim Consolidated Financial Statements of EZchip Semiconductor Ltd. and its subsidiaries as of June 30, 2011 (Unaudited), Selected Consolidated Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2011.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	1 - 2

Condensed Interim Consolidated Statements of Operations	3

Condensed Interim Statements of Changes in Shareholders' Equity	4

Condensed Interim Consolidated Statements of Cash Flows	5 - 6

Notes to Condensed Interim Consolidated Financial Statements	7 - 15

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75,485	$31,985
Short-term interest bearing deposits	19,000	33,000
Available-for-sale marketable securities	26,545	36,325
Trade receivables )net of allowances of $40 as of June 30, 2011 and December 31, 2010)	6,735	8,988
Other accounts receivable and prepaid expenses	3,586	1,178
Deferred tax assets, net	--	3,443
Inventories	5,960	4,522

Total current assets	137,311	119,441

NON CURRENT ASSETS:
Severance pay fund	5,722	5,209
Long term investment and others	352	335

Total non current assets	6,074	5,544

PROPERTY AND EQUIPMENT, NET	473	419

INTANGIBLE ASSETS, NET	395	1,181

GOODWILL	96,276	96,276

Total assets	$240,529	$222,861

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2011	2010
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,156	$1,289
Other accounts payable and accrued expenses	6,813	6,569

Total current liabilities	7,969	7,858

LONG-TERM LIABILITIES:
Accrued severance pay	6,659	5,974

Total long-term liabilities	6,659	5,974

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 0.02 par value -
Authorized: 50,000,000 shares at June 30, 2011 and December 31, 2010, respectively; Issued and outstanding: 26,824,586 and 26,033,876 shares at June 30, 2011 and December 31, 2010, respectively.	153	149
Additional paid-in capital	282,374	271,959
Accumulated other comprehensive income	748	540
Accumulated deficit	(57,374)	(63,619)

Total shareholders’ equity	225,901	209,029

Total liabilities and shareholders’ equity	$240,529	$222,861

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited		Audited

Revenues	$30,485	$28,485	$61,998
Costs of revenues	6,514	7,374	15,668
Amortization of existing technology	597	991	1,915

Gross profit	23,374	20,120	44,415

Operating expenses:
Research and development (net of grants and participations in the amount of $2,625, $1,598 and $3,198 for the six months ended June 30, 2011 and 2010, and for the year ended December 31, 2010, respectively)	8,291	6,911	13,665
Selling and marketing	3,901	3,042	6,266
General and administrative	2,105	1,691	3,735

Total operating expenses	14,297	11,644	23,666

Operating income	9,077	8,476	20,749
Financial income, net	695	519	1,130

Income before taxes	9,772	8,995	21,879

Taxes on income	(3,527)	(3,879)	(8,236)

Net income	$6,245	$5,116	$13,643

Basic net income per share	$0.24	$0.21	$0.54

Diluted net income per share	$0.22	$0.20	$0.52

Weighted average number of Ordinary Shares used in computing basic net income per share	26,400,961	24,907,671	25,281,651

Weighted average number of Ordinary Shares used in computing diluted net income per share	27,798,963	25,850,926	26,110,132

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	EZchip Semiconductor Ltd. Shareholders
	Number of		Additional	Accumulated other		Total	Total
	ordinary	Share	paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	shares	capital	capital	income (loss)	deficit	income	equity
Balance as of January 1, 2010	24,314,990	$140	$257,078	$507	$(77,262)	$--	$180,463

Issuance of shares	106,893	1	1,071	--	--	--	1,072
Exercise of stock options	1,604,915	8	7,980	--	--	--	7,988
Vesting of Restricted Share Units	7,078	*) --	*) --	--	--	--	*) --
Stock-based compensation	--	--	5,830	--	--	--	5,830
Comprehensive income:
Unrealized gain on available-for-sale marketable securities	--	--	--	8	--	8	8
Unrealized gain on foreign currency cash flow hedges transactions, net	--	--	--	25	--	25	25
Net income	--	--	--	--	13,643	13,643	13,643
Total comprehensive income						$13,676

Balance as of December 31, 2010	26,033,876	$149	$271,959	$540	$(63,619)		$209,029
Exercise of stock options	654,331	4	6,219	--	--	--	6,223
Vesting of Restricted Share Units	136,379	*) --	*) --	--	--	--	*) --
Stock-based compensation	--	--	4,196	--	--	--	4,196
Comprehensive income:
Unrealized loss on available-for-sale marketable securities	--	--	--	(82)	--	(82)	(82)
Unrealized gain on foreign currency cash flow hedges transactions, net	--	--	--	290	--	290	290
Net income	--	--	--	--	6,245	6,245	6,245
Total comprehensive income						$6,453

Balance as of June 30, 2011 (unaudited)	26,824,586	$153	$282,374	$748	$(57,374)		$225,901

*) Less than $ 1.

	June 30,	December 31,
Accumulated other comprehensive income	2011	2010

Accumulated unrealized gain on available-for-sale marketable securities	$235	$317
Accumulated unrealized gain on foreign currency cash flows hedges, net	513	223
Accumulated other comprehensive income	$748	$540

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited		Audited

Cash flows from operating activities:

Net income	$6,245	$5,116	$13,643
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	902	1,479	2,887
Accumulated interest accretion and amortization of discount and premium on available-for-sale marketable securities	56	324	451
Realized gain related to sale of available-for-sale marketable securities	(73)	--	(12)
Increase in accrued severance pay, net	172	74	85
Stock-based compensation related to options and RSUs granted	4,196	2,709	5,830
Decrease (increase) in trade receivables, net	2,253	(118)	(2,648)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,870)	616	405
Increase in other long term receivable	(17)	--	(135)
Increase in inventories	(1,438)	(1,154)	(2,989)
Decrease in deferred tax assets	3,513	3,848	8,162
Increase (decrease) in trade payables	(127)	271	(513)
Increase in other accounts payable and accrued expenses	244	294	862

Net cash provided by operating activities	14,056	13,459	26,028

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(4,008)	(17,556)	(23,671)
Investment in short-term deposits	(4,000)	(6,000)	(37,000)
Proceeds from redemption of short-term deposits	18,000	--	7,000
Proceeds from sale and redemption of available-for-sale marketable securities	13,723	4,500	16,405
Purchase of property and equipment	(176)	(265)	(385)
Cash paid for investment in affiliated company	--	--	(200)

Net cash provided by (used in) investing activities	$23,539	$(19,321)	$(37,851)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited		Audited

Cash flows from financing activities:

Issuance of shares, net of issuance costs	$--	$1,072	$1,072
Proceeds from exercise of stock options	5,905	2,303	7,988

Net cash provided by financing activities	5,905	3,375	9,060

Increase (decrease) in cash and cash equivalents	43,500	(2,487)	(2,763)
Cash and cash equivalents at the beginning of the period	31,985	34,748	34,748

Cash and cash equivalents at the end of the period	$75,485	$32,261	$31,985

a. Non-cash activities:

Purchase of property and equipment on credit	$42	$17	$48

Exercise of stock options on credit	$318	$--	$--

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-          GENERAL

a.
EZchip Semiconductor Ltd. (the "Company") was incorporated as a limited liability company under the laws of the State of Israel in 1989, under the name LanOptics Ltd.  On July 22, 2008, the Company changed its name to EZchip Semiconductor Ltd.

The Company is a fabless semiconductor company that develops and markets Ethernet network processors for networking equipment.

EZchip Technologies Ltd. (“EZchip Technologies”), a wholly owned subsidiary of the Company, was established in December 1999.  In 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip Technologies’ products.

b.
The Company's Ordinary Shares were listed on the NASDAQ Global Market under the symbol “LNOP” from its initial public offering in November 1992 until April 14, 2003, at which date the listing of its Ordinary Shares was transferred to the NASDAQ Capital Market.  From January 4, 2008 through December 31, 2010, the Company's Ordinary Shares were listed on the NASDAQ Global Market, and since January 1, 2011, the Company's Ordinary Shares have been listed on the NASDAQ Global Select Market. On January 17, 2008, the Company's NASDAQ ticker symbol changed to “EZCH.”  Since April 1, 2002, the Company's Ordinary Shares have also been listed for trading on the Tel Aviv Stock Exchange.

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2010, are applied consistently in these financial statements.

NOTE 3:-          UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ended December 31, 2011.

The unaudited interim financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2010 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-          EMPLOYEE EQUITY INCENTIVE AWARDS

The Company adopted equity incentive plans for its employees, officers and directors. Under these plans, the Company grants two kind of awards, stock options and Restricted Share Units (RSUs).
The granted awards usually vest over a period of four years and, in the case of stock options, are exercisable over a period of seven years from the date of grant.

The following table summarizes the awards activity under the Company's equity incentive plans as of June 30, 2011, and changes during the six months ended June 30, 2011:

	Number of awards	Weighted-average exercise price	Weighted average remaining contractual life years	Aggregate intrinsic value (**)
	Unaudited

Outstanding at December 31, 2010 (1)	2,881,060	$10.27
RSUs granted	346,440	$0.01
Stock options exercised	(654,331)	$9.51
Vested RSUs	(136,379)	$0.01
Forfeited (2)	(33,548)	$9.58

Outstanding at June 30, 2011 (3)	2,403,242	$9.59	3.67	$65,800

Stock options exercisable at June 30, 2011	1,057,065	$12.79	3.70	$25,560

Vested and expected to vest (4) (*)	2,317,687	$9.79	3.69	$62,995

(1)	Includes (i) 2,402,109 stock options with weighted average exercise price of $12.32; and (ii) 478,951 RSUs.
(2)	Includes (i) 21,393 forfeited stock options with weighted average exercise price of $15.02; and (ii) 12,155 forfeited RSUs.
(3)
Includes (i) 1,726,385 stock options with weighted average exercise price of $13.35, with weighted average remaining contractual term of 3.90 years and with aggregate intrinsic value of $40,777; and (ii) 676,857 RSUs, with weighted average remaining contractual term of 3.09 years and with aggregate intrinsic value of $25,023.

(4)
Includes (i) 1,701,719 stock options with weighted average exercise price of $13.34 with weighted average remaining contractual term of 3.90 years and with aggregate intrinsic value of $40,212; and (ii) 615,968 RSUs, with weighted average remaining contractual term of 3.09 years and with aggregate intrinsic value of $22,783.

(*)	Based on the Company’s historical experience and future expectations, the annual pre-vesting forfeiture rate is approximately 3%.
(**)
The aggregate intrinsic value represents the total intrinsic value (the difference between the closing price of the Company's Ordinary Shares on the NASDAQ Global Select Market on June 30, 2011 (the last trading day of the second quarter of fiscal 2011) and the exercise price, multiplied by the number of in-the-money awards) that would have been received by the award holders had all award holders exercised their awards on June 30, 2011. This amount changes based on the fair market value of the Company's Ordinary Shares.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-          EMPLOYEE EQUITY INCENTIVE AWARDS (CONT.)

The awards outstanding as of June 30, 2011, grouped by exercise prices, were as follows:

	Awards outstanding as of	Weighted average remaining	Aggregate intrinsic value as of	Awards exercisable as of	Weighted average remaining
	June 30,	contractual	June 30,	June 30,	contractual
Exercise price	2011	life years	2011	2011	life years
$0.01 (RSUs)	676,857	3.09	$25,023	--	--
$ 2.81 - $3.12	157,500	2.88	5,360	157,500	2.88
$ 10.33 - $12.23	159,828	4.37	4,071	27,156	0.58
$ 13.45 - $16.62	1,409,057	3.97	31,346	872,409	3.95
	2,403,242	3.67	$65,800	1,057,065	3.70

Stock-based compensation expenses

As of June 30, 2011, there was $17,755 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Company’s equity incentive plans. This cost is expected to be recognized over a period of four years with a weighted average period of 2 years.

The total stock-based compensation expenses related to all of the Company's stock-based compensation plans, recognized for the six months ended June 30, 2011 and 2010 and for the year ended December 31, 2010, are set forth below:

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited		Audited
Costs of revenues	$213	$111	$303
Research and development expenses	2,245	1,405	2,941
Selling and marketing expenses	894	560	1,177
General and administrative expenses	844	633	1,409
Total stock-based compensation expenses	$4,196	$2,709	$5,830

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-          INVENTORIES

	June 30,	December 31,
	2011	2010
	Unaudited	Audited

Raw materials	$153	$210
Work in progress	236	284
Finished products	5,571	2,193

Total	$5,960	$2,687

NOTE 6:-          AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of June 30, 2011 and December 31, 2010, all of the Company’s marketable securities were classified as available-for-sale.

	June 30, 2011				December 31, 2010
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale - matures within one year:
Governmental debentures fixed interest rate	$4,808	$11	$--	$4,819	$1,053	$--	$--	$1,053
Corporate debentures -
fixed interest rate	--	--	--	--	6,152	24	--	6,176
Corporate debentures floating interest rate	1,488	13	--	1,501	2,000	5	(5)	2,000
	$6,296	$24	$--	$6,320	$9,205	$29	$(5)	$9,229

Available-for-sale - matures after one year:
Governmental debentures fixed interest rate	2,624	29	--	2,653	2,654	27	--	2,681
Corporate debentures -
fixed interest rate	12,969	152	--	13,121	20,193	224	--	20,417
Corporate debentures floating interest rate	4,421	32	(2)	4,451	3,956	42	--	3,998
	$20,014	$213	$(2)	$20,225	$26,803	$293	$--	$27,096

	$26,310	$237	$(2)	$26,545	$36,008	$322	$(5)	$36,325

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-          DERIVATIVE INSTRUMENTS

The Company enters into derivative instruments with financial institutions in order to reduce the risk that its cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations.  The Company hedges the cash flows of employee payroll expenses denominated in NIS against the changes in the U.S. Dollar exchange rate. These derivative instruments are designated as cash flows hedges and are carried out through forward contracts on the U.S. Dollar/NIS rate.

Derivative instruments are recognized on the consolidated balance sheet as either assets or liabilities at fair value. The Company initially records changes in the fair value related to the effective portion (i.e., gains or losses) of the derivative instruments to Accumulated Other Comprehensive Income (“AOCI”) and subsequently reclassifies those gains or losses to the applicable expense in the statement of operations when the hedged transactions are recorded.

As of June 30, 2011 and December 31, 2010, the Company had outstanding forward contracts with a notional amount of $9,300 and $4,600 respectively.

At June 30, 2011, the fair value of the Company’s cash flow hedges was $513. This amount is expected to be reclassified from AOCI to the statement of operations within the next 11 months.  The Company measured the fair value of the forward contracts in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures," at Level 2.

During the six month period ended June 30, 2011, the Company reclassified net gain of $352 out of the other comprehensive income and recognized in the Company’s statements of operations as part of the payroll expenses.

The fair value of the outstanding foreign currency cash flows hedges recorded by the Company on its consolidated balance sheets as of June 30, 2011 and December 31, 2010, as an asset or a liability is as follows:

	June 30,	December 31,
	2011	2010
	Unaudited	Audited

Derivatives designated as cash flow hedging instruments
In other accounts receivable and prepaid expenses	$513	$293

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-          DERIVATIVE INSTRUMENTS (CONT.)

The activity related to the changes in net unrealized gains on foreign currency cash flows hedges is as follows:

	Six months ended	Year ended
	June 30,	December 31,
	2011	2010
	Unaudited	Audited
Net unrealized gains on cash flow hedges as of beginning balance	$293	$264
Increase in gains recognized in accumulated other comprehensive income	572	433
Realized gains reclassified into earnings	(352)	(404)
Net unrealized gains on cash flow hedges as of ending balance (*)	$513	$293

(*) Excludes tax effect.

NOTE 8:-          FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with FASB ASC 820, “Fair Value Measurements and Disclosures,” the Company measures its available-for-sale marketable securities and foreign currency forward contracts at fair value. Available-for-sale marketable securities and forward contracts are classified within Level 2 because they are valued using other inputs that are directly or indirectly observable in the marketplace for similar investments.

As of June 30, 2011 and December 31, 2010, the Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments:

	June 30, 2011			December 31, 2010
	Unaudited			Audited
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Money market funds (included in Cash and cash equivalents)	$116	$--	$--	$1,519	$--	$--
Governmental bonds	--	7,472	--	--	3,734	--
Corporate bonds	--	19,073	--	--	32,591	--
Foreign currency cash flow hedges	--	513	--	--	293	--
Total	$116	$27,058	$--	$1,519	$36,618	$--

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-          ROYALTIES COMMITMENTS

EZchip Technologies participates in programs sponsored by the Israeli Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“OCS”) for the support of research and development activities.

In each of the six month periods ended June 30, 2011 and June 30, 2010, and the year ended December 31, 2010, EZchip Technologies received an approval from the OCS for its participation in its research and development budgets. Pursuant to such programs, the OCS participates in up to 50% of the approved budget for certain periods ending June 30, 2011.  EZchip Technologies is obligated to pay royalties to the OCS calculated at the rate of 3%-4.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

With respect to royalties paid for revenues that the Company derives from its partnership with Marvell Technology Group Ltd. ("Marvell") (see also Note 10c), royalties to the OCS are calculated based on Marvell's sale price to Cisco Systems, Inc. ("Cisco").

As of June 30, 2011, the Company has a contingent obligation of $9,974 which is comprised of the amounts of royalty bearing grants received from the OCS less royalties already paid back or accrued to date on account of such obligation. For the six month periods ended June 30, 2011 and June 30, 2010, and for the year ended December 31, 2010, the royalties expenses, as part of the Company's cost of revenues, were $726, $684 and $1,683, respectively.

As of June 30, 2011 and December 31, 2010, the Company has accrued royalties pursuant to the OCS program in the amount of $726 and $999, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-        SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Company manages its business on the basis of one reportable segment.

b.	Total revenues are attributed to geographic areas based on the bill-to location of the customers and/ or customers' manufacturing subcontractors.

The following table presents total revenues for the six month periods ended June 30, 2011 and June 30, 2010, and for the year ended December 31, 2010 and long-lived assets as of June 30, 2011, June 30, 2010 and December 31, 2010:

	Six months ended June 30, 2011		Six months ended June 30, 2010		Year ended December 31, 2010
	Revenues	Long-lived Assets (*)	Revenues	Long-lived Assets (*)	Revenues	Long-lived Assets (*)
Israel	$3,318	$671	$2,781	$366	$6,910	$617
China and Hong Kong	9,620	--	15,777	--	32,896	--
Far East (excluding China and Hong Kong)	846	--	381	--	1,567	--
Canada	799	--	203	--	638	--
USA	5,316	2	3,591	1	6,584	2
Europe	10,369	--	5,714	--	13,310	--
Others	217	--	38	--	93	--
	$30,485	$673	$28,485	$367	$61,998	$619

(*) Excluded goodwill and intangible assets.

c.
Revenues from network processors (including NPU based systems) amounted to $29,488, $28,018 and $60,883 for the six month periods ended June 30, 2011, June 30, 2010, and for the year ended December 31, 2010, respectively. These revenues also included royalties revenues derived from the partnership with Marvell which amounted to $9,845, $5,346 and $12,468 for the six month periods ended June 30, 2011 and June 30, 2010, and for the year ended December 31, 2010, respectively. In addition revenues from software tools and other services amounted to $997, $467 and $1,115 for the six month periods ended June 30, 2011 and June 30, 2010, and for the year ended December 31, 2010, respectively.

d.	Sales to the Company's significant customers, including sales to their manufacturing subcontractors, as a percentage of total revenue were as follows:

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited		Audited
Customer A	32%	19%	20%
Customer B	21%	42%	40%
Customer C	--	--	10%

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-        MAJOR SUBCONTRACTORS

All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the Company is and will likely continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the six month periods ended June 30, 2011 and June 30, 2010, and for the year ended December 31, 2010, the Company’s principal subcontractors accounted for approximately 75%, 74% and 77%, respectively, of the Company’s cost of revenues.

NOTE 12 -        EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited	Unaudited	Audited
Numerator:
Net income	$6,245	$5,116	$13,643

Denominator:
Weighted-average number of shares outstanding used in computing basic net earnings per share	26,400,961	24,907,671	25,281,651
Dilutive effect: stock options and RSUs	1,398,002	943,255	828,481
Total weighted-average number of shares used in computing diluted net earnings per share	27,798,963	25,850,926	26,110,132

Basic net income per share	$0.24	$0.21	$0.54
Diluted net income per share	$0.22	$0.20	$0.52

Anti-dilutive securities

The following outstanding options and RSUs were excluded from the computation of diluted net earnings per Ordinary Share for the periods presented because including them would have had an anti-dilutive effect.

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
Options to purchase ordinary shares and RSUs	--	2,081,441	538,623

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the six month periods ended June 30, 2011 and 2010 and the consolidated balance sheet data at June 30, 2011 are derived from unaudited condensed interim consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for such periods.  The results of operations for the six months ended June 30, 2011 are not necessarily indicative of results to be expected for any future period.  The selected consolidated financial data set forth below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 and as at December 31, 2010 and 2009 included in our Annual Report on Form 20-F for the year ended December 31, 2010.

INCOME STATEMENT DATA

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2010	2011
Revenues	$28,485	$30,485
Costs of revenues	7,374	6,514
Amortization of existing technology	991	597

Gross profit	20,120	23,374

Operating expenses:
Research and development, net	6,911	8,291
In-process research and development charge	--	--
Sales, general and administrative	4,733	6,006

Total operating expenses	11,644	14,297

Operating income	8,476	9,077
Financial income, net	519	695

Income before taxes	8,995	9,772

Taxes on income	(3,879)	(3,527)

Net income	5,116	6,245

Basic net income per share	$0.21	$0.24
Diluted net income per share	$0.20	$0.22

BALANCE SHEET DATA

U.S. dollars in thousands
	December 31,	June 30,
	2010	2011
Working capital	$111,583	$129,342
Total assets	$222,861	$240,529
Long-term liabilities	$5,974	$6,659
Total equity	$209,029	$225,901

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2011 COMPARED TO SIX MONTHS ENDED JUNE 30, 2010

Revenues

We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network processor-based systems, software tools and services.  For the six months ended June 30, 2011, revenues increased by $2.0 million, or 7%, to $30.5 million from $28.5 million for the six months ended June 30, 2010.  This increase is primarily a result of increased sales to Cisco Systems, Inc. ("Cisco") (through Marvell Technology Group Ltd. ("Marvell")) and other customers as a group, offset by a decrease in sales to Juniper Networks.  Marvell manufactures and sells a customized version of our NP-3 and NP-4 processors to Cisco and pays us royalties for each chip it sells to Cisco.  We recognize revenues on account of such sales on a net basis.  Cisco through Marvell accounted for sales of $9.9 million (32% of revenues) for the six months ended June 30, 2011, compared to $5.4 million (19% of revenues) for the six months ended June 30, 2010.  Juniper Networks accounted for sales of $6.3 million (21% of revenues) for the six months ended June 30, 2011, compared to $12.1 million (42% of revenues) for the six months ended June 30, 2010.  The decline in sales to Juniper Networks is mainly attributable to its decision to use in-house solutions in their new systems instead of our NP-2.  Our other customers as a group accounted for sales of $14.3 million (47% of revenues) for the six months ended June 30, 2011, compared to $11.0 million (39% of revenues) for the six months ended June 30, 2010.

Cost of Revenues

Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers, and to a lesser extent, royalties payable to the OCS, the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs.  For the six months ended June 30, 2011, our cost of revenues decreased by $0.9 million, or 12%, to $6.5 million (21% of revenues) from $7.4 million (26% of revenues) for the six months ended June 30, 2010.  The decrease in cost of revenues, as well as the decrease in cost of revenues as a percentage of revenues, is mainly attributable to lower unit costs resulting from increased manufacturing volume, as well as a higher portion of royalty revenues from Marvell, which bear no cost of goods sold (other than royalties on revenues due to the OCS in connection with grants received from the OCS in the current and prior years).

Amortization of Existing Technology

Amortization of existing technology reflects the amortized cost of the intangible asset -- “existing technology” -- acquired in connection with the purchases of EZchip Technologies shares in a series of share exchange transactions in prior years.  Each acquisition of shares of EZchip Technologies (other than the 2009 employee exchange offer) was accounted for according to the purchase method of accounting and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition.  Existing technology is being amortized using the straight-line method over its useful life, which is up to four years.  For the six months ended June 30, 2011, amortization of existing technology decreased by $0.4 million, or 40%, to $0.6 million from $1.0 million for the six months ended June 30, 2010.

Gross Profit

For the six months ended June 30, 2011, our gross profit increased by $3.3 million, or 16%, to $23.4 million (77% of revenues) from $20.1 million (71% of revenues) for the six months ended June 30, 2010.  This increase in gross profit is primarily a result of the increase in royalty revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS in connection with grants received from the OCS in the current and prior years), and from lower unit costs resulting from increased manufacturing volume.  To a lesser extent, the increase in gross profit is also attributable to the lower portion of royalty payments to the OCS, resulting from completing the payment of royalties to the OCS related to the NP-3 grants.

Research and Development Expenses, Net

Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs).  Since April 1, 2006, we have received research and development participation grants from the OCS.  Research and development expenses increased by $2.4 million, or 28%, to $10.9 million (excluding OCS grants of $2.6 million) for the six months ended June 30, 2011 compared to $8.5 million (excluding OCS grants of $1.6 million) for the six months ended June 30, 2010.  The increase in research and development expenses is mainly attributable to higher labor costs resulting primarily from an increase in the number of research and development employees and a higher level of share-based compensation expenses under ASC 718.

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of salaries, commissions to third party sales representatives, participation in trade shows and travel expenses, as well as legal, accounting and other administrative costs.  For the six months ended June 30, 2011, these expenses increased by $1.3 million, or 28%, to $6.0 million from $4.7 million for the six months ended June 30, 2010.  The increase is primarily attributable to a higher level of labor costs, sales commissions to third party representatives and a higher level of share-based compensation expenses under ASC 718.

Financial Income, Net

Financial income, net reflects the income or expenses from traditional interest income or financing expenses and from exchange rate fluctuations and currency translation.  For the six months ended June 30, 2011, net financial income increased by $0.2 million to $0.7 million from net financial income of $0.5 million for the six months ended June 30, 2010.  This increase is attributable mainly to a higher level of cash, cash equivalents short-term deposits and marketable securities in the six month period ended June 30, 2011.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2011, the Company had $129.3 million in working capital and $121.0 million in cash, cash equivalents, short-term deposits and available-for-sale marketable securities, compared to $85.0 million in working capital and $83.3 million in cash, cash equivalents, short-term deposits and available-for-sale marketable securities as of June 30, 2010.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2011	2010
Statement of Cash Flows Data:
Net cash provided by operating activities	$13,738	$13,459
Net cash provided by (used in) investing activities	23,539	(19,321)
Net cash provided by financing activities	6,223	3,375
Increase (decrease) in cash and cash equivalents	43,500	(2,487)
Cash and cash equivalents at the beginning of the period	31,985	34,748
Cash and cash equivalents at the end of the period	$75,485	$32,261

Net cash provided by operating activities was approximately $13.7 million for the six months ended June 30, 2011 compared to approximately $13.5 million for the six months ended June 30, 2010.  There was no material change in the mix or type of expenses used in operating activities during the six month periods ended June 30, 2011 and 2010.

Net cash provided by investing activities was approximately $23.5 million for the six months ended June 30, 2011.  Of such amount, approximately $23.3 million, net, was provided from maturities or sale of available-for-sale marketable securities and investment in short-term deposits and approximately $0.2 million was used to purchase property and equipment.  Net cash used in investing activities for the six months ended June 30, 2010 was approximately $19.3 million.  Of such amount, approximately $19.0 million, net was used to purchase available-for-sale marketable securities and short-term deposits approximately $0.3 million was used to purchase property and equipment.

For the six months ended June 30, 2011, net cash provided by financing activities was approximately $6.2 million.  This amount is attributable to proceeds from the exercise of employee stock options. For the six months ended June 30, 2010, net cash provided by financing activities was approximately $3.4 million. This amount is attributable to proceeds of approximately $1.1 million from the issuance of shares in an underwritten public offering, and approximately $2.3 million from the exercise of employee stock options.

We believe that our cash, cash equivalents, available-for-sale marketable securities and short-term deposits balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant)

By:	/s/ Dror Israel
Dror Israel
Chief Financial Officer

Date: September 27, 2011